Exhibit 23.4

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Westinghouse Air Brake Technologies Corporation:

We consent to the use of our report dated April 18, 2019, with respect to the combined statement of financial position of GE Transportation (a carve-out business of General Electric Company) as of December 31, 2018 and 2017, the related combined statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Chicago, Illinois
April 30, 2019